WESTERN WIND ENERGY CORP.

632 Foster Avenue	Telephone: 604.839.4192
Coquitlam, BC V3J 2L7	Facsimile: 604.939.1292
www.westernwindenergy.com

N E W S R E L E A S E

August 18, 2006

Toronto Stock Exchange (Venture) Symbol: “WND”
Issued and Outstanding: 23,760,789

DEFAULT STATUS REPORT

The following is a Default Status Report of Western Wind Energy Corp. (the “Company”). Further to the Company’s Notice of Default contained in its news release of June 19, 2006 (the “Notice of Default”) and the Default Status Updates provided in its news releases dated July 14, 2006, July 28, 2006 and August 4, 2006 the Company, in accordance with Appendix B of CSA Policy 57-301, reports as follows:

1.	The Company advises that there is no material change in the information contained in the Notice of Default.

2.	Effective August 17, 2006, management of the Company was informed during a meeting with its auditors that an additional two weeks were required to complete the audit of the Company’s annual financial statements. As such, the Company remains unable to meet the anticipated filing date of August 18, 2006, which was previously disclosed in the Default Status Report dated August 4, 2006.

3.	The Company advises that as a result of its inability to file audited financial statements for the year ended January 31, 2006, the Company is unable to file financial statements within the time period set out by the security regulatory authorities, for the quarter ended April 30, 2006.

4.	The Company advises that there is no other material information concerning the affairs of the Company that has not been generally disclosed.

Management has been advised and believes that the financial statements will be completed and filed on or before September 4, 2006. Notwithstanding the foregoing, the Company may be subject to an issuer cease trade order without further notice as the financial statements will not be filed within two months after the Notice of Default, which was disseminated on June 19, 2006.

ON BEHALF OF THE BOARD OF DIRECTORS

“Jeffrey J. Ciachurski”

Jeffrey J. Ciachurski
CEO & Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are “forward-looking statements” as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.